Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration No. 333-197576

May 20, 2015

Export Development Canada / Exportation et développement Canada (“EDC”)

U.S.$1,000,000,000 1.00% United States Dollar Bonds due 2018

Final Term Sheet

May 20, 2015

Issuer:	Export Development Canada / Exportation et développement Canada

Title:	1.00% United States Dollar Bonds due 2018

Expected Ratings:	Aaa Stable (Moody’s), AAA Stable (S&P)

Format:	SEC Registered

Size:	U.S.$1,000,000,000

Trade Date:	May 20, 2015

Settlement Date:	May 28, 2015 (T+5)

Maturity Date:	June 15, 2018

Callable:	No, unless a change in the laws or regulations of Canada would require the payment by EDC of additional amounts on the bonds.

Interest Payment Dates:	Semi-annually on June 15 and December 15

First Interest Payment Date:	December 15, 2015 (long first coupon)

Benchmark Treasury:	UST 1.00% due May 15, 2018

Benchmark Treasury Price and Yield:	100-01+ / 0.984% Semi-annual

Spread to Benchmark Treasury:	+12.9 bps

Yield to Maturity:	1.113%

Coupon:	1.00%, accruing from May 28, 2015

Price:	99.662%

Day Count:	30/360 following unadjusted

Specified Currency:	United States Dollars (“$”)

Minimum Denomination:	$5,000 and increments of $5,000 in excess thereof

Listing:	Euro MTF Market of the Luxembourg Stock Exchange

Status:	The bonds will carry the full faith and credit of Canada. The payment of the principal of and interest on the bonds will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada.

Governing Law:	Province of Ontario / Canada

Business Days:	London, New York, Toronto

Representatives:	CIBC World Markets Corp.
Credit Suisse Securities (Europe) Limited
Goldman Sachs International

RBC Capital Markets, LLC

Co-managers:	Barclays Bank PLC
BMO Capital Markets Corp.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Crédit Agricole Corporate & Investment Bank

Daiwa Capital Markets Europe Limited

Deutsche Bank AG, London Branch

HSBC Securities (USA) Inc.

J.P. Morgan Securities plc

Merrill Lynch, Pierce, Fenner & Smith

                       Incorporated

Mizuho International plc

Morgan Stanley & Co. International plc

Scotia Capital (USA) Inc.

Skandinaviska Enskilda Banken AB (publ)

Société Générale Corporate & Investment Banking

Standard Chartered Bank

TD Securities (USA) LLC

Billing and Delivering:	RBC Capital Markets, LLC

Settlement	DTC, CDS, Euroclear, Clearstream

CUSIP Number:	30216BFQ0

ISIN:	US30216BFQ05

Reference Document:	Prospectus Supplement, subject to completion, dated May 20, 2015 and Prospectus dated August 5, 2014.

http://www.sec.gov/Archives/edgar/data/276328/000119312515194423/d923673d424b2.htm

Legends:	If and to the extent that this announcement is communicated in, or the offer of the bonds to which it relates is made in, any European Economic Area Member State that has implemented Directive (2003/71/EC) (and amendments thereto, including Directive 2010/73/EU) (the “Prospectus Directive”), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Member State.

This document does not constitute or form part of any offer or invitation to sell these bonds and is not soliciting any offer to buy these bonds in any jurisdiction where such offer or sale is not permitted. This document is, for the purposes of Article 15 of the Prospectus Directive, not a prospectus but an advertisement. This document, the prospectus supplement and the base prospectus have been prepared on the basis that all offers of bonds in any member state of the European Economic Area (a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to produce and publish a prospectus for offers of the bonds. Neither this document nor the prospectus supplement nor the base prospectus have been approved as a prospectus by a competent authority in any Relevant Member State and accordingly none is a prospectus for the purposes of the Prospectus Directive.

A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by the Issuer.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-282-0822 for CIBC World Markets Corp., 1-800-221-1037 for Credit Suisse Securities (Europe) Limited, 1-866-471-2526 for Goldman Sachs International, and 1-866-375-6829 for RBC Capital Markets, LLC

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